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Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayside Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1431 Oakland Blvd., Suite 210
(No and Street)

Walnut Creek (City) CA (State) 94596 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff Clark (925) 906-1354
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayside Financial, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Contra Costa
Subscribed and sworn (or affirmed) to before me this 13th day of February, 2006

Amy H Parnes
Notary Public

Signature

President
Title

AMY H. PARNES
Commission # 1520133
Notary Public - California
Contra Costa County
My Comm. Expires Oct 17, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Bayside Financial, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005



Certified Public Accountants

Independent Auditor's Report

Board of Directors
Bayside Financial, LLC

We have audited the accompanying statement of financial condition of Bayside Financial, LLC as of December 31, 2005, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayside Financial, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 2, 2006

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Bayside Financial, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 53,659
Accounts receivable	3,738
Commissions receivable	11,977
Deposits held at clearing firm	88,073
Marketable securities, at market	10,554
Note receivable	100,000
Securities, not readily marketable	20,015
Total assets	$ 288,016

Liabilities and Members' equity

Liabilities

Accounts payable	$ 1,845
Commissions payable	10,341
Income taxes payable	900
Total liabilities	13,086
Members' equity	274,930
Total liabilities and members' equity	$ 288,016

The accompanying notes are an integral part of these financial statements.

Bayside Financial, LLC
Statement of Income
For the Year Ended December 31, 2005

Revenue	
Commission revenue	$ 371,505
Interest revenue	26,224
Unrealized gain (loss) on marketable securities	7,494
Other	11,571
Total revenue	416,794
Expenses	
Employee compensation	20,000
Commission expense	221,992
Occupancy	27,321
Taxes, other than income taxes	3,284
Other operating expenses	114,892
Total expenses	387,489
Income (loss) before income tax provision	29,305
Total income tax provision	1,700
Net income (loss)	$ 27,605

The accompanying notes are an integral part of these financial statements.

Bayside Financial, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2005

	Members' Equity
Balance on January 1, 2005	$ 247,325
Net income (loss)	27,605
Balance on December 31, 2005	$ 274,930

The accompanying notes are an integral part of these financial statements.

Bayside Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ 27,605
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Valuation of marketable securities to market	$ (7,494)	
(Increase) decrease in:		
Deposits held at clearing firm	(1,185)	
Accounts receivable	7,260	
Commissions receivable	6,028	
(Decrease) increase in:		
Accounts payable	(849)	
Commission payable	(4,592)	
Total adjustments		(832)
Net cash and cash equivalents provided by (used in) operating activities		26,773
Cash flows from investing activities:		
Loan made to related party	(100,000)	
Net cash and cash equivalents provided by (used in) investing activities		(100,000)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(73,227)
Cash and cash equivalents at beginning of year		126,886
Cash and cash equivalents at end of year		$ 53,659

Supplemental disclosure of cash flow information:

Cash paid during the year for

Interest	$ --
Income taxes	$ 1,700

The accompanying notes are an integral part of these financial statements.

Bayside Financial, LLC
Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Bayside Financial, LLC (the "Company"), was organized in the State of California on November 14, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers ("NASD"), and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities. Commission income is derived primarily from the purchase and sale of equity securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes Certificates of Deposit as cash equivalents.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income and expenses are recorded on trade date basis.

Advertising costs are expensed as incurred.

The Company's investment in marketable securities are held principally for the purpose of selling in the near term. These securities are valued at market value on the balance sheet. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the members. Therefore, no federal tax provision has been provided. However, the Company is subject to a gross receipts tax in California for limited liability companies.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of NASD stocks with the fair market value of $10,554. The accounting for the mark-to-market on the proprietary trading is included in income as unrealized gain of $7,494.

Note 3: NOTE RECEIVABLE

The note receivable is due February 1, 2006 and bears interest at 11% per annum.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of $20,015 in note convertible into equity of privately held company. These securities were offered and purchased through a Private Placement Memorandum, and are valued at estimated fair value as determined by management.

Note 5: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $88,073 with U.S. Clearing as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

Note 6: INCOME TAXES

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. At December 31, 2005 the Company recorded gross receipts tax of $900, and the minimum limited liability company income tax of $800 for a total tax provision of $1,700.

Note 7: RELATED-PARTY TRANSACTIONS

On August 1, 2005 the Company entered into an agreement to lend SoftAir USA Incoporate ("Payor"), an entity affiliated through common ownership, $100,000 in exchange for a $100,000 note bearing interest at 11% annually. The note will become due and payable on February 1, 2006. At such time, the Company will receive from the Payor the entire principal amount plus accrued interest.

The Company has an administrative agreement with another affiliate whereby during the year ended December 31, 2005 the Company incurred $12,000 for certain costs and services, including personnel, benefits, and rent.

Note 8: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 27,321

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FAS 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 10: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $153,332 which was $103,332 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($13,086) to net capital was 0.09 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Bayside Financial, LLC
Notes to Financial Statements
December 31, 2005

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a material difference of $8,071 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 145,261
Adjustments:		
Members' equity	$ 6,354	
Non-allowable assets	3,300	
Haircuts	(1,583)	
Total adjustments		8,071
Net capital per audited statements		$ 153,332

Bayside Financial, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Members' equity	$ 274,930	
Total members' equity		$ 274,930
Less: Non allowable assets		
Note receivable	(100,000)	
Securities, not readily marketable	(20,015)	
Total non-allowable assets		(120,015)
Net capital before haircuts		154,915
Less: Haircuts		
Haircuts on marketable securities	(1,583)	
Total haircuts		(1,583)
Net Capital		153,332
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 872	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 103,332
Ratio of aggregate indebtedness to net capital	0.09: 1	

There was a material difference of $8,071 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 11.

See independent auditor's report.

Bayside Financial, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirement is not applicable to Bayside Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Bayside Financial, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Bayside Financial, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Bayside Financial, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

Board of Directors
Bayside Financial, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bayside Financial, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose of safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Bayside Financial, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 2, 2006